File No. 1-8610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission File Number l-8610

AT&T SAVINGS AND SECURITY PLAN

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2005	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	8
Schedule H, Line 4(j) – Schedule of Reportable Transactions	14

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AT&T Inc., Plan Administrator

for AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan (formerly SBC Savings and Security Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

June 20, 2006

AT&T SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31,
	2005	2004
ASSETS

Investments	$5,002,041	$4,841,363
Market value of securities on loan	113,898	115,302
Total Investments (See Note 3)	5,115,939	4,956,665

Securities lending collateral	116,142	117,554
Dividends and interest receivable	95	54
Receivable for investments sold	452	423
Other	2	1

Total Assets	5,232,630	5,074,697

LIABILITIES

Overdrafts	29	-
Administrative expenses payable	1,652	3,163
Securities lending payable	116,142	117,554

Total Liabilities	117,823	120,717

Net Assets Available for Benefits	$5,114,807	$4,953,980

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2004	$4,953,980

Additions to Net Assets:
Contributions:
Participant contributions	298,509
Employer contributions	161,208
459,717

Investment Income:
Dividends on AT&T common shares	123,969
Interest	48,095
Income on collateralized securities	191
Transfer from AT&T Savings Plan	15
172,270

Total Additions	631,987

Deductions from Net Assets:
Net depreciation in value of investments	17,837
Administrative expenses	7,408
Distributions	445,915

Total Deductions	471,160

Net Assets Available for Benefits, December 31, 2005	$5,114,807

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.

Plan Description - The AT&T Savings and Security Plan (Plan), formerly the SBC Savings and Security Plan, was established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants can invest their contributions in one or more of the following funds in five dollar or 1% increments: the AT&T Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the Global Equity Fund, the Mid and Small Cap Stock Fund and the International Stock Fund.

Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. At the end of the year, dividends held in the DFA are paid out to the participant. Interest earned on dividends held in the DFA will be paid into the AT&T Shares Fund. During 2005, Plan participants elected to receive $24,439 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.

Accounting Policies - The values of investments are determined as follows: AT&T common shares on the basis of the closing price as reported on the New York Stock Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and temporary cash investments at cost, which approximates fair value; assets supporting synthetic contracts are valued at quoted market prices. Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year balances related to securities lending have been reclassified to conform to the current year presentation.

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

3.	Investments - Investments representing 5% or more of Plan net assets at either December 31, 2005 or 2004 were:

	2005	2004
Employee Stock Ownership Plan *
AT&T common shares	$1,094,442	$1,077,580

AT&T Shares Fund
AT&T common shares	$1,252,432	$1,399,224

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	$625,547	$597,678

Asset Allocation Fund
Barclays Global Investors U.S. Tactical	$289,670	$253,375

Mid and Small Cap Stock Fund
Extended Equity Market Fund F	$280,407	$190,870

*	Nonparticipant-directed

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common Stock	$(124,109)
Common Collective Trusts	106,272
Total	$(17,837)

The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. For the years ended December 31, 2005 and 2004, the average interest rates earned on these contracts were 4.07% and 4.07%. At December 31, 2005, the fixed crediting interest rates on these contracts ranged from 1.66% to 7.62%. At December 31, 2004, the fixed crediting interest rates on these contracts ranged from 1.66% to 7.62%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2005 or 2004.

The Interest Income Fund invests in both guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). However, as of December 31, 2005 the Interest Income Fund no longer held investments in GICs. SICs differ from GICs in that the assets supporting the SICs are owned by the Plan. A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the GICs and SICs generally consist of high quality fixed income securities with a fair value of $778,905 and $776,475 at December 31, 2005 and 2004.

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Securities Lending

The Plan is authorized to engage in the lending of certain Interest Income Fund assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S., or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. Securities on loan and collateral held under this program at December 31, 2005 and 2004 are reported on the accompanying statements of net assets available for benefits. The reported collateral includes noncash holdings of $989 and $3,639 at December 31, 2005 and 2004. Income earned on securities lending is used to offset the administrative expenses of the Plan and was $191 for the year ended December 31, 2005.

4.

Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2005	2004
Assets
AT&T common shares	$1,094,442	$1,077,580
Temporary cash investments	409	1,223
Dividends and interest receivable	5	4
Receivable for investments sold	452	423
Total Assets	1,095,308	1,079,230

Liabilities
Overdrafts	29	-
Administrative expenses payable	355	695
Total Liabilities	384	695

Net Assets Available for Benefits	$1,094,924	$1,078,535

2005

Net Assets Available for Benefits, December 31, 2004	$1,078,535

Employer contributions [1]	161,396
Interest income	52
Transfers from AT&T Savings Plan	4
Net depreciation in fair value of investments	(52,379)
Administrative expenses	(1,436)
Distributions	(70,779)
Transfers to other fund(s)	(20,469)
16,389

Net Assets Available for Benefits, December 31, 2005	$1,094,924

1 Employer contributions includes forfeitures allocated from the AT&T Shares Fund.

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

5.	Tax Status - The Plan has received a determination letter from the Internal Revenue Service dated

March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to receiving this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2005	2004

Net Assets Available for Benefits per the financial statements	$5,114,807	$4,953,980

Less: Distribution payable to participants	(1,118)	(2,672)

Net Assets Available for Benefits per the Form 5500	$5,113,689	$4,951,308

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Distributions to participants per the financial statements	$445,915

Add: Distributions payable to participants at December 31, 2005	1,118

Less: Distributions payable to participants at December 31, 2004	(2,672)

Distributions to participants per the Form 5500	$444,361

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Employee Stock Ownership Plan
*	AT&T common shares	44,689,335 shares	$1,019,803	$1,094,442
*	Mellon Trust of New England, National
	Association Total Employee Stock
	Ownership Plan	Temporary cash investment	409	409
	Total Employee Stock Ownership Plan		1,020,212	1,094,851

AT&T Shares Fund
*	AT&T common shares	51,140,551 shares		1,252,432
*	Mellon Trust of New England, National
	Association	Temporary cash investment		16,557
	Total Shares Fund		**	1,268,989

Bond Fund
*	Barclays Global Investors Intermediate
	Government/Credit Bond Index Fund F	7,361,664 units	**	127,357

Large Cap Stock Fund
*	Barclays Global Investors Equity Index
	Fund F	34,985,849 units	**	625,547

Interest Income Fund
	Bank of America Wrapper	Synthetic GIC
		#99-086, IR, ***		965
	Capital Fin Asset Trust	Large Equipment Loan		633
	Chase Insurance Trust	Bank Credit Card		7,959
	Credit Suisse First Boston	Collateralized Mtg Obligation		7,768
	Countrywide Home Loans	Home Equity SrSub		7,205
	Countrywide Asset-backed Certificates	Home Equity SrSub		3,696
	Fleet Credit Card MT	Bank Credit Card		2,000
	Federal Home Loan Mortgage Company	Agency PAC		2,389
	Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid		4,216
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix		8,805
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix		5,924
	Federal National Mtg Assn. - GTD REMIC.	Home Equity Agency		1,885
****	Federal National Mtg Assn.	Agency Debenture		4,100
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		6,668
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		7,588
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		819
	Household Private Lab MT2	Retail Credit Card		5,044
	MBNA Master Credit Card Trust	Monoline Credit Card		1,652
	MBNA Master Credit Card Trust	Monoline Credit Card		5,989

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Marriot Vacation Club Owner	Collateralized Mtg Obligation Commercial/Corporate	1,438
	Nordstrom Pvt Lbl CC MT	Retail Credit Card	5,009
	Residential Funding Mtg Sec	Home Equity 2nd Monoline	5,831
****	United States Treasury	Treasury Note	12,853
	Cash on Hand	Cash	1,160
			111,596

	JP Morgan Chase Wrapper	Synthetic GIC
		#426424-T, IR, ***	1,002
	Carmax Auto Owner Trust	NonPrime Auto	3,563
	Chase Credit Card MT	Bank Credit Card	3,623
	Capital One Master Trust	Monoline Credit Card	1,003
	Credit Suisse First Boston	Conduit	198
	Daimler Chrysler NA hldg	Prime Auto	7,864
	Federal Home Loan Mortgage Multiclass	Agency Debenture	15,234
	FHR	Agency NAS	5,148
****	Federal National Mtge Assn	Agency Hybrid	3,300
	Federal National Mtge Assn GTD Remic	Agency Fix	6,234
	Federal National Mtge Assn	Agency MF Fix	8,232
****	Federal National Mtge Assn	Agency Debenture	3,075
	FNR	Agency PAC	274
	Federal National Mtge Assn Whole Loan	Agency RP ARM	2,487
	Household Private lbl. CC	Retail Credit Card	4,035
	John Deere Owner Trust	Large Equipment Loan	6,870
	Navistar Financial	NonPrime Auto	6,759
	Sallie Mae Student Loan Trust	Agency Student Loan	3,901
	USAA Auto Owner Trust	Prime Auto	7,892
****	United States Treasury	Treasury Note	1,955
****	United States Treasury	Treasury Note	6,945
	WFS Financial Owner Trust	Collateralized Mtg Obligation	5,966
	Cash on Hand	Cash	914
			106,474

	Metropolitan Life Wrapper	Synthetic GIC
		#28434, IR, ***	1,869
	Amex Optima CC MT	Monoline Credit Card	5,431
	Citibank Credit Card IT	Bank Credit Card	4,047
	Chase Manhattan Auto Owns Trust	Conduit	7,772
	Federal Home Loan Mtg Multiclass	Agency NAS	7,802
	Federal National Mtg. Assn.	Agency MF BLN	5,070
	Federal National Mtg. Assn. - ACES	Agency MF FIX	2,289
	Federal National Mtg Assn GTD Remic	Home Equity Agency	3,929
	GSAA	Home Equity SrSub	5,293

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Honda Auto Receivables	Prime Auto	8,257
	Household Auto Trust	SubPrime Auto	6,071
	Nissan Auto Owners Trust	Prime Auto	7,927
	Nissan Auto Owners Trust	Prime Auto	5,880
	Nomura Asset Securities Corporation	Conduit	7,784
	Union Acceptance Corp	SubPrime Auto	926
****	United States Treasury	Treasury Note	3,856
****	United States Treasury	Treasury Note	7,750
	Cash on Hand	Cash	356
			92,309

	Monumental Wrapper	Synthetic GIC
		#MDA00292TR, IR, ***	1,231
	Citibank Credit Card IT	Bank Credit Card	6,008
	Caterpillar Financial Asset	Large Equipment Loan	4,837
	Capital One Auto Finance Trust	Subprime Auto	6,931
	Countrywide Asset-backed Certificates	Home Equity SrSub	6,840
	Federal Home Loan Mtg - Adj Rate Mtg.	Agency Hybrid	4,217
	FHR	Agency Seq	7,879
	Federal National Mtg Assn	Agency MF BLN	4,863
	Federal National Mtg Assn - Adj Rate Mtg.	Agency Hybrid	4,503
	Federal National Mtg Assn Whole Loan	Home Equity Agency	5,561
	Federal National Mtg Assn Whole Loan	Home Equity Agency	378
	FSPC	Home Equity Agency	2,656
	KEYCORP	Conduit	167
	MBNA Master Trust	Monoline Credit Card	4,019
	MBNA Master Trust	Monoline Credit Card	5,451
	Morgan Stanley Auto Loan Trust	Prime Auto	7,159
	New Century Home Equity Loan	Home Equity Monoline	4,055
	Pinnacle CBO Ltd	Corp Fin Other	323
	Res Asset Mtg Products	Home Equity Monoline	3,787
	USAA Auto Owners Trust	Prime Auto	5,980
****	United States Treasury	Treasury Note	2,892
****	United States Treasury	Treasury Note	7,877
****	United States Treasury	Treasury Note	7,937
****	United States Treasury	Treasury Note	20,316
	Vanderbilt Mortgage Finance	Mfg HsgSrSub	397
	World Omni Auto Receivables Trust	Prime Auto	3,441
	Cash on Hand	Cash	1,635
			131,340

	Rabobank Nederland	Synthetic GIC
		SBC-060201, IR, ***	2,158
	Chase Manhattan Auto Owner Trust	Prime Auto	6,833

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Chase Manhattan First Union	Conduit	8,635
	Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid	4,189
	Federal Home Loan Mtg Multiclass	Agency NAS	14,579
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP	1,665
****	Federal National Mtg Assn Debs	Agency Debenture	4,394
****	Federal National Mtg Assn Whole Loan	Home Equity Agency	9,224
	Federal National Mtg Assn Whole Loan	Home Equity Agency	2,596
	Federal National Mtg Assn Whole Loan	Agency RPF Fix	6,029
	GMACC Commercial Mtg. Securities	Conduit	4,092
	MBNA Master Trust	Monoline Credit Card	7,012
	Nissan Auto Receivables Trust	Prime Auto	7,918
	Wachovia Auto Owner Trust	Prime Auto	6,902
****	United States Treasury	Treasury Note	2,888
	Wachovia Auto Owner Trust	Prime Auto	7,847
	Wachovia Auto Owner Trust	Prime Auto	7,922
	Cash on Hand	Cash	925
			105,808

	State Street Wrapper	Synthetic GIC
		#99039, IR, ***	1,553
	Bank One Insurance Trust	Bank Credit Card	9,675
	Cendant Timeshare Receivables Funding	Collateralized Mtg Obligation Commercial/Corporate	714
	Chase Insurance Trust	Bank Credit Card	7,909
	Commercial Mtg Acceptance Corp	Collateralized Mtg Obligation	5,448
	Capital One Master Trust	Monoline Credit Card	6,021
	Countrywide Asset-backed Certificates	Home Equity SrSub	6,785
	Delta Funding HEL Trust	Home Equity Monoline	357
	Federal Home Loan Mtg Corp	Agency Hybrid	174
	Federal Home Loan Mtg Corp	Agency PAC	6,496
	Federal Home Loan Mtg Corp	Agency PAC	4,936
	Federal Home Loan Mtg Corp	Agency PAC	4,928
	Federal Home Loan Mtg Corp	Agency NAS	7,382
	Federal Home Loan Mtg Corp	Agency PAC	3,963
	Federal National Mtg Assn	Agency MF BAL	5,445
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP	9,376
	Fannie Mae Grantor Trust	Agency MF Fix	8,414
	Federal National Mtg Assn Whole Loan	Home Equity Agency	2,552
	Federal National Mtg Assn Whole Loan	Home Equity Agency	472
	FSPC	Home Equity Agency	2,968
	GE Commercial Equipment Financing Lease	Large Equipment Loan	5,837
	GE Equipment Small Ticket LLC	Small Equipment Lease	8,025

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	KEYCORP	Conduit	333
	MBNA Master Trust	Monoline Credit Card	2,009
	Sallie Mae Student Loan Trust	Agency Student Loan	5,390
****	United States Treasury	Treasury Note	1,955
****	United States Treasury	Treasury Note	8,126
	Wells Fargo Mortgage-backed Securities Trust	NAG PT ARM	9,986
	Cash on Hand	Cash	1,367
			138,596

	UBS Wrapper	Synthetic GIC
		#5029, IR, ***		1,915
	Americredit Auto Rec	SubPrime Auto		2,725
	Cabellas Credit Card MT	Retail Credit Card		3,122
	Caterpillar Fin Asset Trust	Large Equipment Loan		6,002
	Chase Credit Card MT	Bank Credit Card		2,516
	Commercial Mtg Pass-Thru Cert	Conduit		7,265
	Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid		186
****	Federal Home Loan Mortgage Corporation	Agency Debenture		3,628
	Federal Home Loan Mortgage Corporation	Agency PAC		4,985
	Federal Home Loan Mortgage Corporation	Agency NAS		10,657
	Federal Home Loan Mortgage Corporation	Agency PAC		7,851
	Fifth Third Auto Trust	AB-Prime Auto		7,846
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP		6,565
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP		6,906
	Federal National Mtg Assn Whole Loan	Home Equity Agency		2,781
	Federal National Mtg Assn Whole Loan	Home Equity Agency		2,552
	Federal National Mtg Assn Whole Loan	Home Equity Agency		2,024
	John Deere Owner Trust	Large Equipment Loan		7,374
	Morgan Stanley Capital	Conduit		7,122
	Res Asset Mtg Products	Home Equity Monoline		2,840
	Structured Adjustable Rate Mortgage Loan	Collateralized Mtg Obligation Commercial/Corporate		4,266
****	United States Treasury	Treasury Note		1,005
	Cash on Hand	Cash		1,346
				103,479

*	Mellon Trust of New England, National
	Association	Temporary cash investment		13,899

	Total Interest Income Fund		**	803,501

Asset Allocation Fund
*	Barclays Global Investors U.S. Tactical
	Asset Allocation Fund F	14,718,997 units	289,670

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Global Equity Fund
* Barclays Global Investors U.S. Equity
Market Fund F	3,492,987 units	115,164
* Barclays Global Investors EAFE Equity
Index Fund F	1,702,333 units	41,299
Total Global Equity Fund		156,463

Mid and Small Cap Stock Fund
Extended Equity Market Fund F	12,711,112 units	280,407

International Stock Fund
International Stock	7,775,783 units	188,640

Loan Fund
* Loans to Plan Participants	6.25% - 8.25%	280,514

TOTAL		$5,115,939

*	Party-in-Interest.
**	Participant-directed investment, cost not required
***	Synthetic Insurance Contracts, no stated maturity.

**** Investment balances have been adjusted to include the market value of securities on loan, which are reclassified for financial statement presentation.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2005

(Dollars in Thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (3) – Series of Transactions in Excess of 5 Percent of Plan Assets

*Mellon Trust of New England, N. A.	Pooled Employee Funds Daily Liquidity Fund	$185,892	$–	$185,892	$185,892	$–

*Mellon Trust of New England, N. A.	Pooled Employee Funds Daily Liquidity Fund	–	186,705	186,705	186,705	–

* All transactions were purchased and sold on the market.

There were no Category (1), (2) or (4) reportable transactions during the year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS AND SECURITY PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June	23, 2006

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23               Consent of Independent Registered Public Accounting Firm